Filed by Weyerhaeuser Company
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934, as amended
Subject Company: Weyerhaeuser Company
Commission File No.: 001-04825

April 15, 2014

WRECO team…

We have come a long way since our transaction with TRI Pointe Homes, Inc. was publicly announced. Significant milestones have been achieved on the long pathway to closing the transaction. Several decisions have been made that will directly impact each of you as more fully described below.

First let me speak to the closing date. Currently, we estimate an early third quarter closing of the transaction which represents a slight change from our original estimate of late second quarter. The TRI Pointe team is highly motivated to keep the process on schedule. They are excited about our five operating subsidiaries joining the TRI Pointe team.

A number of transition teams have been working hard over the last several months to plan a timely migration from Weyerhaeuser to the TRI Pointe environment. As you can imagine, the list is long and includes topics ranging from IT to HR and every acronym in between. The teams report directly to TRI Pointe’s CEO, Doug Bauer, and me on a weekly basis. I am very pleased with the progress which will facilitate a smooth transition to a new basic infrastructure necessary to conduct business. The goal, of course, is to keep the disruption to a minimum, and I have seen great examples of using this transitional opportunity to drive improvement or simplification that will make our work lives easier as we move forward.

Our planning process is complete for 2014. Many of you worked tirelessly to complete the process while the rest of you maintained your commitment to the hard work of selling and building houses, essentially bringing the plan to life. Thank you!

Set forth below are specific benefit and work environment updates that affect every WRECO employee, including those employed by our five operating subsidiaries. The information is not detailed, but represents several key decisions that I think you should know about. While more information will be communicated as closing nears, the direction is positive and worthy of sharing now. Remember, significant information on many fundamental questions was previously shared and is still available on the WRECO Share Point site in the document WRECO Employee FAQs Dec 2013.

Thank you for your continuing commitment to the future of WRECO. We have a unique value proposition, in large part due to each and every one of you, and I am truly appreciative of your commitment over the past 12 months. You will hear from me again soon when I have more to share about the ongoing transition.

/s/ Peter Orser

HR Related Items
Some benefits are expected to continue seamlessly after closing of the transactions with TRI Pointe, while others will require enrollment. Further information on enrollment requirements will be shared in the coming weeks. Following is a summary of the benefits that will be offered after completion of the closing, and in all cases the specific plan or benefit provision will control.

WRECO Benefits	Provider Before Closing	Provider After Closing	Comments
Base Pay and Incentive Plans	Current Employer	Current Employer
Payroll Provider	Weyerhaeuser	ADP	TRI Pointe has the same pay cycle. ADP will have similar employee self service capabilities.
Medical Plan	Premera	Premera
After closing, WRECO will have a new medical plan with Premera that has the same coverage as the one we currently have. We will likely have to issue new medical cards but the annual deductible, paid year-to-date, and out-of-pocket maximum balances will carry over.

Dental Plan	Delta Dental	Delta Dental
WRECO will have a new plan with Delta Dental that has the same coverage as the current one. While the deductible for the year will reset, employees will gain by obtaining a full new 2014 maximum annual benefit available for each covered individual.

Life Insurance	Basic, Supplement, Spousal, and Child coverages are available	Benefit will continue with a new insurance company	Substantially comparable benefits will be available after closing.
Disability Insurance	Short and Long-term plans available	Benefit will continue with a new insurance company.	Substantially comparable benefits will be available after closing.
401k Plan	Vanguard	John Hancock	WRECO employees will have a new 401k plan after closing. Matching will be the same at 50% of the first 6% of compensation.
Pension	Available to those that started employment prior to 2014.	No pension plan will be available	To account for the change in benefit, WRECO employees will receive a 5% match of their base pay into their 401k plan for one year after closing.
Health Savings Account (HSA)	Available	Benefits will continue with the same provider	The transition is expected to be seamless for employees.

Flexible Spending Account (FSA) Special Purpose Regular Dependent Care	Available	Benefit will continue. Details are still being worked out.	Balances for 2014 and contribution levels will carry over.
Vacation	Accrued, Earned and Banked vacation available based on years of service.	All vacation will transfer over to TRI Pointe	All of the prior earned but unused vacation balances will carry over. Employees will receive credit for years of service with WRECO for calculation of years of service toward future vacation accrual.

Technology Related Items
There will be additional technology elements to consider as WRECO and TRI Pointe continue to plan and execute the transition plans.

WRECO Technology	Before Closing	After Closing	Comments
Computers	Company issued	Company issued	Employees will retain use of WRECO issued computers after closing.
Desk Phones	Weyerhaeuser desk phone	TRI Pointe desk phone	All employees will receive a new desk phone prior to closing. Individual phone numbers will not change.
Cell Phones	Weyerhaeuser issued	TRI Pointe issued
All employees with a company issued phone will retain their phone and phone number. Any employee with a Blackberry will require phone replacement prior to closing as the technology will not be supported.

Email Addresses	Subsidiary and Weyerhaeuser issued	Subsidiary and TRI Pointe issued	Employees will retain their subsidiary email addresses. Weyerhaeuser and WRECO1 email addresses will no longer be available after closing and will be replaced with TRI Pointe email addresses.
Internet Connectivity, Desktop, and Printer Support	Weyerhaeuser Help Desk and local IT support	Pravis and local IT support	Weyerhaeuser Help Desk support will switch immediately to TRI Pointe’s vendor, Pravis. Contact information will be supplied prior to closing.
Conference Calling Numbers	My Meetings Audio Conferencing	Microsoft Lync	New conference call numbers will be required. Further information will be provided prior to closing.
Net Meetings	Live Meeting	Microsoft Lync	Further information will be provided prior to closing.
Software Applications	Various	No change	All previous software applications will be available in the new environment after closing. If you have questions about a specific application, please contact WRECO IT.
Fax to Email Service	RightFax	New desk phone provider	Fax-to-email service will be available through the new phone service provider. Fax numbers will change.

Administrative Items

WRECO Administrative Item	Weyerhaeuser Sponsorship	TRI Pointe Homes Sponsorship	Comments
Travel and Purchase Credit Cards	CITI Card program for travel, entertainment, and purchasing.	US Bank card program for travel, entertainment and purchasing.	TRI Pointe will have one card for travel, entertainment and purchasing. Cards will be available at closing to those who have Weyerhaeuser cards.
Expense reporting	Concur	No change	TRI Pointe has selected Concur for expense reporting. The TRI Pointe instance of Concur will be substantially similar to the current Weyerhaeuser instance.

Forward-Looking Statements
This communication contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.
Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this document include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this document that are not historical facts.
These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI

Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.
Additional Information and Where to Find It
In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a preliminary proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any amendments or other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and any amendments and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”) on February 18, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.
Employment Considerations
Nothing contained herein is to be construed as an offer or promise of continued employment, employment for a specified term, or as an employment agreement.  The parties to this transaction reserve the right to amend their compensation and benefit programs at any time.